

10035303

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67523

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GARTMORE DISTRIBUTION SERVICES, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

GARTMORE HOUSE 8 FENCHURCH PLACE
(No. and Street)

LONDON (City) UNITED KINGDOM (State) EC3M 4PB (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN SKINNER +44 20 7782 2487
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

99 HIGH STREET (Address) BOSTON (City) MA (State) 02110 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/15/10

OATH OR AFFIRMATION

I, MARTIN SKINNER, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GARTMORE DISTRIBUTION SERVICES INC, as of YEAR ENDED DECEMBER 31, 20 09, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MS
EERM

Martin Skinner
Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

RYAN EDWARD RONALD MOODY
Notary Public of London, England
My commission expires with life



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in ~~Financial Condition.~~ cash flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
NOTARIES PUBLIC

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Table of Contents



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Gartmore Distribution Services, Inc.:

We have audited the accompanying statement of financial condition of Gartmore Distribution Services, Inc. (the Company) (a wholly owned subsidiary of Gartmore US Holding, Company, Inc.) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gartmore Distribution Services, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2010

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Financial Condition

December 31, 2009

(In thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	1,270
Deferred tax asset		181
Prepaid expenses and other assets		31
Total assets	$	1,482
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	160
Deferred tax liability		11
Total liabilities		171
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 100 shares; issued and outstanding 100 shares		—
Additional paid-in capital		875
Retained earnings		481
Cumulative translation adjustment account		(45)
Total stockholder's equity		1,311
Total liabilities and stockholder's equity	$	1,482

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.

(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Income

Year ended December 31, 2009

(In thousands)

Revenue:		
Transaction fees	$	1,680
Total revenue		1,680
Expenses:		
Professional fees		142
Related party administrative and operational services costs (note 4)		880
Other expenses		70
Total expenses		1,092
Income before income taxes		588
Income tax expense		215
Net income	$	373

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2009

(In thousands)

	Common stock		Additional paid-in capital	Retained earnings	Cumulative translation adjustment account	Total
	Shares	Amount				
Balance at January 1, 2009	100	$ —	875	108	(97)	886
Net income	—	—	—	373	—	373
Change in cumulative translation account	—	—	—	—	52	52
Balance at December 31, 2009	100	$ —	875	481	(45)	1,311

See accompanying notes to financial statements.

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2009

(In thousands)

Cash flows from operating activities:		
Net income	$	373
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Deferred tax asset, expense		25
Prepaid expenses and other assets		445
Accounts payable and accrued expenses		(239)
Net cash provided by operating activities		604
Pre-tax foreign currency translation adjustment		87
Net increase in cash and cash equivalents		691
Cash and cash equivalents, beginning of the year		579
Cash and cash equivalents, end of the year	$	1,270

See accompanying notes to financial statements.

(1) Organization

Gartmore Distribution Services, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Corporation that is a wholly owned subsidiary of Gartmore US Holding Company, Inc. (GHC), a Delaware Corporation, which is a wholly owned subsidiary of Gartmore Investment Management Limited (GIML), a U.K. entity, which in turn, is ultimately owned by the Gartmore Group Limited (GGL), a company registered in the Cayman Islands, effective December 16, 2009 in connection with the initial public offering (IPO) of GGL. Prior to the IPO, Oxford Partners L.P. was the ultimate parent. Upon completion of the IPO, Oxford Partners L.P. redeemed their investment in GGL and accordingly, GGL became the ultimate parent and controlling party of the Company. The Company was incorporated for the primary purpose of serving as the distributor for private placements of securities issued by funds for which members of the Gartmore group of companies are acting as investment manager, investment advisor, or general partner.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

(2) Summary of Significant Accounting Policies

The financial statements are presented in U.S. dollars.

A summary of the significant accounting policies, which have been applied consistently, is set out below:

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all cash on deposit and temporary investments with an original maturity date of less than 90 days to be cash equivalents.

(c) Fair Value of Financial Instruments

Fair value of financial instruments, which includes cash equivalents, approximates their fair value because of the short maturities of these assets and liabilities.

(d) Revenue Recognition

Transaction fees are recorded as earned based on the level of assets under management for which the Company serves as the distributor for private placement of securities issued by funds for which members of the Gartmore group of companies are acting as investment manager, investment advisor, or general partner.

(e) Foreign Currencies

The Company has entered into agreements with its affiliates, several of whom conduct business in the United Kingdom. Therefore, the functional currency of the Company is the pound sterling. In connection with foreign-denominated payables and receivables, the Company recognizes a foreign currency gain or loss on fluctuation of the U.S. dollar in relation to the pound sterling. Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. The foreign currency translation adjustment arising from translation of the balance sheet is reported in stockholder's equity, net of tax. Gains or losses resulting from foreign currency transactions are included in the statement of income.

(f) Income Taxes

The Company is included in the consolidated federal, state and local income tax returns of GHC. The Company is charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis.

The Company uses an asset and liability approach to accounting for income taxes, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. Deferred tax assets are recognized when management considers it more likely than not that they will be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income taxes to amounts that are more likely than not to be realized.

(3) Recently Issued Accounting Standards and Interpretations

(a) Adopted during the Year

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10, *The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles*. The FASB Accounting Standards Codification TM (ASC) is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities, and superseded all non-SEC accounting and reporting standards in force at that time. All non-SEC accounting literature not included in the ASC, which had not been grandfathered, became nonauthoritative. The Company has adopted the standard during the year ended December 31, 2009 and has reflected the basis for reference to authoritative GAAP guidance in its footnote disclosures.

(Continued)

(In thousands)

In May 2009, the FASB issued ASC 855-10, *Subsequent Events*. ASC 855-10 sets out general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued, and requires an entity to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued, February 19, 2010. The Company evaluates subsequent events through the date that the financial statements are issued. The impact of adoption of the standard during the year ended December 31, 2009 was not material.

In June 2006, the FASB issued ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company implemented ASC 740-10, January 1, 2009. It is the Company's policy to recognize the effect of income tax positions only if such positions are probable of being sustained. The impact of adoption of the standard during the year ended December 31, 2009 was not material.

(b) Newly Issued But Not Yet Effective Accounting Standards

In June 2009, the FASB issued ASC 860-20, *Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140* (ASC 860-20). ASC 860-20 covers the transfers of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets.

In June 2009, the FASB issued ASC 810, *Amendments to FASB Interpretation No. 46(R)* (ASC 810-10). SFAS 167 covers the financial reporting by enterprises involved with variable interest entities by addressing the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* (FIN 46), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166.

ASC 860-20 and ASC 810 shall remain authoritative until such time that each is integrated into the ASC, and are effective for annual reporting periods beginning after November 15 2009. Earlier application is prohibited. The impact of adoption is not expected to be material.

(4) Related-Party Transactions

The Company receives revenues under revenue sharing agreements with Gartmore Investment Limited (GIL) and Gartmore Global Partners (GGP) for the private placement of securities issued by funds for which GIL and GGP act as investment manager respectively.

The Company reimburses GIML for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

(In thousands)

Gartmore Delaware, Inc. (GDI), a Delaware corporation, is a wholly owned subsidiary of GHC and the U.S. employing company of the Gartmore group. The Company reimburses GDI for providing administrative and operational services to the Company. These services include, but are not limited to, payroll services, human resources, travel expense reimbursement, and other operational services.

The Company had the following related-party transactions during the year:

Entity	Nature of transaction	Value of (income) expense for the year ended December 31, 2009	Balance (owed to) due from entity at December 31, 2009
GIL	Revenue sharing agreement	$ (1,618)	(25)
GGP	Revenue sharing agreement	(62)	—
GIML	Expense sharing agreement	398	5
GDI	Expense sharing agreement	482	—
GIL	Tax amounts settled on behalf of the Company	411	—

All transactions with GIL, GGP, GIML, GDI, and other affiliates are charged or credited through intercompany accounts. The expense and revenue sharing agreements are separate legal documents, drawn up at arms length on a fair value basis but may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. However, the Company believes that it is in compliance with the U.S. Internal Revenue Service's transfer pricing regulations.

(5) Income Taxes

The provision for income taxes for the year ended December 31, 2009 consisted of the following:

Current:	
Federal	$ 174
State and local	16
Total current tax expense	190
Deferred:	
Federal	19
State and local	6
Total deferred tax expense	25
Total income tax expense	$ 215

(In thousands)

The provision for income taxes differs from the federal statutory rate of 34% as follows:

Expected income tax expense at statutory rate	$	200
State income tax, net of income tax effect		15
Income tax expense	$	215

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. Details of the Company's deferred tax assets and liabilities at December 31, 2009 follow:

Deferred tax assets:		
Capitalized start-up costs	$	152
Translation adjustment		29
Total deferred tax assets		181
Deferred tax liabilities:		
Unrealized foreign currency gains		(11)
		(11)
Net deferred tax asset	$	170

Based on the Company's taxable income in 2009 and 2008 as well as its forecast of future income, management believes it is more likely than not that the Company will realize the deferred income tax assets at December 31, 2009.

(6) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the basic method permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5 or 6⅔% of aggregate indebtedness.

At December 31, 2009, the Company had net capital of $1,079 which was $1,068 in excess of required net capital of $11. The Company's ratio of aggregate indebtedness to net capital was 0.16 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (Rule) under the Securities Exchange Act of 1934 as of December 31, 2009, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

(Continued)

(7) Concentration of Credit Risk

The Company currently holds cash deposits with counterparties that are financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

Schedule I

GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

(In thousands)

Computation of net capital:		
Total stockholder's equity	$	1,311
Deductions and/or charges:		
Nonallowable assets		232
Total deductions and/or charges		232
Net capital before haircuts on securities positions		1,079
Haircuts on securities positions		—
Net capital		1,079
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5 or 6 2/3% of aggregate indebtedness)		11
Net capital in excess of requirement	$	1,068
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	171
Ratio of aggregate indebtedness to net capital		0.16 to 1

Note: A material difference exists in the amounts appearing in the schedule and the computation reported by Gartmore Distribution Services, Inc. in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2009, as submitted on January 27, 2010. A reconciliation of net capital is shown below along with the explanations for the difference:

		Net capital	Aggregate indebtedness
Per the unaudited FOCUS Report	$	1,053	197
Reconciling items:			
Adjustment to income tax expense		26	(26)
Per the schedule	$	1,079	171

See accompanying independent auditors' report.



KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone +1 617 988 1000
Fax +1 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

The Board of Directors
Gartmore Distribution Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Gartmore Distribution Services, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 19, 2010



GARTMORE DISTRIBUTION SERVICES, INC.
(A Wholly Owned Subsidiary of Gartmore US Holding Company, Inc.)

Financial Statements and Supplementary Schedule

December 31, 2009

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)